Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-198986

Free Writing Prospectus dated October 6, 2014

Fantex, Inc.

On September 30, 2014, a media publication, attached hereto as Annex A, was released by Bloomberg (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) and the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering” and the “Alshon Jeffery Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437 and 333-198986 respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement” and the “Alshon Jeffery Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “Bills Quarterback Manuel Has Fantex Stock Slump After Benching” and begins by stating that “E.J. Manuel’s stock is falling . . . [a]nd not just in the figurative sense.” The Article also states that Fantex “publicly sells shares in [] athletes after purchasing a percentage of future earnings that includes current and future contracts, endorsements and appearance fees, and potential post-career income.” The Article also references “Fantex’s initial public offering of 523,700 Manuel shares” and refers to the trading price of “Manuel shares.” The Article also refers to “[t]he first IPO for an athlete [] last year, when Fantex sold shares in San Francisco 49ers tight end Vernon Davis after buying 10 percent of his future earnings for $4 million” and to “[s]hares in Davis.”  The Article also refers to how “[t]he initial public offering for Cincinnati Bengals wide receiver Mohamed Sanu is under way . . . while IPOs for Houston Texans running back Arian Foster and Chicago Bears receiver Alshon Jeffery are coming soon.”  The Article also refers to EJ Manuel as “the first publicly traded player to lose his job” and to “[EJ Manuel’s] Fantex backers.” The Company clarifies that holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract and the Mohamed Sanu Brand Contract, the “Brand Contracts”). The Company further clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article states that “IPOs for Houston Texans running back Arian Foster and Chicago Bears receiver Alshon Jeffery are coming soon, Fantex said, without giving a specific date.” The Company clarifies that on November 12, 2013, after confirming reports that Arian Foster would undergo season ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although Arian Foster has recently returned to the playing field, the Company intends to monitor Arian Foster’s on field performance and health and intends to continue with the Arian Foster Offering at an appropriate time in the future. The Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s and Alshon Jeffery’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu and Alshon Jeffery. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated September 30, 2014

Bills Quarterback Manuel Has Fantex Stock Slump After Benching

By Erik Matuszewski | September 30, 2014 9:00 PM PT

E.J. Manuel’s stock is falling after being benched as the Buffalo Bills’ starting quarterback. And not just in the figurative sense.

Manuel, the first quarterback selected in the 2013 National Football League draft, is one of five NFL players to partner with Fantex Inc., which publicly sells shares in the athletes after purchasing a percentage of future earnings that includes current and future contracts, endorsements and appearance fees, and potential post-career income.

In July, Fantex’s initial public offering of 523,700 Manuel shares sold at $10 each. A day after Manuel lost his job to ninth-year veteran Kyle Orton, Manuel’s shares were trading for $5 when Fantex’s market closed last night.

“It shows the marketplace works at the end of the day,” Fantex co-founder and chief executive officer Buck French said by phone. “It’s going to be sensitive and volatile.”

The first IPO for an athlete came last year, when Fantex sold shares in San Francisco 49ers tight end Vernon Davis after buying 10 percent of his future earnings for $4 million. Shares in Davis, a two-time Pro Bowl selection who had 13 touchdown catches last season, started at $10 and are now $8.50 each.

The initial public offering for Cincinnati Bengals wide receiver Mohamed Sanu is under way — also at $10 a share — while IPOs for Houston Texans running back Arian Foster and Chicago Bears receiver Alshon Jeffery are coming soon, Fantex said, without giving a specific date.

Quarterback Change

While Davis missed one game because of injury last year, Manuel is the first publicly traded player to lose his job. It’s left his Fantex backers trying to decide whether to bail on the former first-round pick, while potential investors consider whether it’s a temporary move. Fantex’s French said he’s “as curious as anybody” to see how the situation unfolds.

“He’ll have to have some thick skin through this and you’ve got to fight,” Marrone said about Manuel, who is in the second year of a four-year, $8.9 million contract. “That’s what usually happens in life. To get what you want, you’re going to have to fight for it. I think he’ll be able to grow.”

The Bills, who are trying to get back to the playoffs for the first time since the 1999 season, are tied for the division lead at 2-2 despite losing their past two games.

Marrone, in his second season as coach, said the decision to bench Manuel in favor of Orton gives the Bills their best chance to win. Marrone’s win-now urgency comes after Buffalo Sabres owner Terry Pegula bought the franchise in September for an NFL-record $1.4 billion.

“The fascinating aspect of this is there’s now a reason to talk about the business of sports,” French said. “Decisions are made in the front office that impact players and that have potential to impact cash flows. We’ll start seeing how these things are going to impact markets.”

To contact the reporter on this story: Erik Matuszewski in New York at matuszewski@bloomberg.net

To contact the editors responsible for this story: Michael Sillup at msillup@bloomberg.net Rob Gloster

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